CUSIP NO: 895927 10 1

                                                                      EXHIBIT 24

                                   T R I A R C

                                                     Triarc Companies, inc.
                                                     280 Park Avenue
                                                     New York, NY 10017
                                                     Tel 212 451 3000

(NY-TRIARC)(TRY) Peltz and May Withdraw Going-Private Proposal; Board Approves "Dutch Auction" Self-Tender for Up to 5.5 Million Shares

         NEW YORK--March 10, 1999--Triarc Companies, Inc. (NYSE:TRY) announced today that it has been advised by Nelson Peltz and Peter W. May, the Chairman and Chief Executive Officer and Officer and the President and Chief Operating Officer, respectively, of Triarc that they have withdrawn their $18 per share going private proposal, effective immediately.
         Triarc also announced that its Board of Directors unanimously approved a tender offer for up to 5.5 million shares of the Company's Common Stock at a price of not less than $16 1/4 and not more than $18 1/4 per share, pursuant to a "Dutch Auction."
         Commenting on today's announcements, Nelson Peltz, said: "We are withdrawing our offer because we believe it is not in the best interests of shareholders at this time. Our recently completed debt financings, coupled with the tender offer, support the Company's goal of maximizing shareholder value. Our beverage and restaurant franchising businesses continue to grow and we are confident about the future."
         Triarc has approximately 29.3 million shares of Common Stock currently outstanding. The offer to purchase up to 5.5 million shares of Common Stock from existing shareholders equates to approximately 18.8% of the number of shares currently outstanding. The closing price of the Company's stock on March 9, 1999 was 157/8. The exact price of the tender offer will be determined by a procedure commonly referred to as a Dutch Auction (See Editors Note).
         The tender offer is expected to commence on March 12, 1999. The tender offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time on April 13, 1999, unless the tender offer is extended.
         The Company stated that neither the Company nor its Board of Directors makes any recommendation to stockholders to tender shares of Common Stock. It is not anticipated that any directors, executive officers or affiliates of the Company will tender shares pursuant to the offer.
         The tender offer will be subject to various terms and conditions described in offering materials to be mailed on or about March 12, 1999 to Triarc shareholders of record as of March 10, 1999. The tender offer is conditioned on 3,500,000 shares of Common Stock being tendered, unless such condition is waived by the Company.
         Wasserstein Perella & Co., Inc. will act as Dealer Manager for the offer and Georgeson & Company Inc. will serve as Information Agent. Questions or requests

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CUSIP NO: 895927 10 1

for assistance or for copies of the Offer to Purchase may be directed to either the Dealer manager or Information Agent at their respective addresses and telephone numbers listed below.
         Triarc is a leading premium beverage company (Snapple(R), Mistic(R) and Stewart's(R)), a restaurant franchisor (Arby's(R), T.J. Cinnamons(R) and Pasta Connection(tm)) and a producer of soft drink concentrates (Royal Crown(R), Diet Rite(R) and Nehi(R)).

DEALER MANAGER                                      INFORMATION AGENT:
Wasserstein Perella & Co., Inc.                     Georgeson & Company Inc.
31 West 52nd Street                                 Wall Street Plaza
New York, NY 10019                                  New York, NY 10005
(212) 969-2700                                      (800) 223-2064

         EDITOR'S NOTE: Under this tender offer, the price to be paid per share will be set by "Dutch Auction," meaning the Company will pay only that amount per share which is necessary, within the stated range, in order to secure the needed number of shares to complete the offer. Once the price per share is determined, all shareholders will be paid the same amount for each share of stock sold.

         CONTACT:  Triarc Companies, Inc., New York
                   Anne A. Tarbell, 212/451-3030
                   www.triarc.com

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